Exhibit 23.1
Consent of Independent Registered Public Accounting Firm
We consent to the incorporation by reference in the Registration Statement (Form S-8) pertaining to the 2005 Equity Incentive Plan, the 2005 Non-Employee Directors’ Stock Option Plan and the 2005 Employee Stock Purchase Plan of XenoPort, Inc., and to the incorporation by reference therein of our reports dated March 7, 2007, with respect to the financial statements of XenoPort, Inc., included in its Annual Report (Form 10-K) for the year ended December 31, 2006, XenoPort, Inc. management’s assessment of the effectiveness of internal control over financial reporting, and the effectiveness of internal control over financial reporting of XenoPort, Inc., filed with the Securities and Exchange Commission.
/s/ Ernst & Young
Palo Alto, California
May 11, 2007